Exhibit 99.1

NEWS RELEASE
GLAMIS GOLD LTD.

Trading symbol: NYSE, TSX — GLG	October 17, 2006

GLAMIS JOINS GOLDCORP IN DEFENSE OF APPLICATION; PROVIDES UPDATE ON
PROGRESS TOWARD TRANSACTION CLOSING
October 17, 2006 — Reno, Nevada — Glamis Gold Ltd. (“Glamis”) (NYSE, TSX: GLG) announced today that it has been granted intervenor status in the application of Robert R. McEwen in which Goldcorp is the respondent. The application seeks, among other things, to have the Ontario Superior Court of Justice order Goldcorp to call a meeting of Goldcorp shareholders to approve the transaction between Goldcorp and Glamis. Goldcorp has previously stated that it believes that there is no basis for the application and that the application is misconceived and without legal merit. Due to the application’s potential effect on the completion of the transaction, Glamis sought intervenor status in order to represent its interests and those of its shareholders in the transaction with Goldcorp.
Supplement to Circular Mailed
Glamis also announced that it has filed on SEDAR and commenced the mailing of a supplement to its Notice and Information Circular dated September 25, 2006. The supplement includes an update on Glamis’ actions related to the McEwen application as well as details of Goldcorp’s pending update of mineral reserve and resource estimates for its Campbell mine. Due to an increase in the cut-off grade to be used in a new Red Lakes Mines technical report that will be filed by November 17, 2006, Goldcorp expects that there will be a reduction in the reported mineral resources for the Campbell mine as of December 31, 2005 from those previously disclosed by Placer Dome Inc. Goldcorp does not expect any such reduction to have a material adverse effect on Goldcorp and no decrease in mineral reserves is expected.
The Glamis shareholders’ meeting will be held on October 26, 2006 at 9:30 a.m. (PDT) at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia. In a related development, the waiting period with respect to the proposed transaction required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States has terminated, satisfying a closing condition of the transaction. The review process by the Federal Competition Commission in Mexico is currently under way and Glamis expects to be able to provide an update on the status of the filing and the timetable for closing of the Arrangement by the end of October, 2006.
ISS Canada Issues Report in Support of Transaction
Institutional Shareholder Services (ISS) Canada has published a comprehensive report that includes a recommendation in support of the proposed merger of Goldcorp and Glamis. ISS is widely recognized as the leading independent proxy voting and corporate governance advisory firm in both Canada and the United States. Its analyses and recommendations are relied upon by hundreds of major institutional investment firms, mutual funds and fiduciaries throughout North America. The conclusions of ISS are consistent with the views of Glamis’ board of directors that the proposed transaction is fair and in the best interest of Glamis shareholders.

Shareholder Information
The proposed merger of Goldcorp and Glamis was announced on August 31, 2006. Under the terms of the Plan of Arrangement shareholders of Glamis will receive 1.69 common shares of Goldcorp and Cdn$0.0001 in cash for each Glamis share held. Shareholders with questions about the information contained in the information circular and the supplement mailed today, or who require assistance in completing the proxy form for the shareholder meeting should contact Georgeson Shareholder Communications by calling toll-free 1-866-904-8739. Banks and brokers can call collect at 1-212-440-9800.
Glamis is a premier intermediate gold producer with low cost mines and development projects in Nevada, Mexico and Central America. Plans call for growth to over 700,000 ounces of gold production by 2007. Glamis’ gold production remains 100 percent unhedged.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein.
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Contact:	Jeff Wilhoit — Director, Investor Relations Glamis Gold Ltd. 5190 Neil Road, Suite 310 Reno, Nevada 89502 (775) 827-4600 Ext. 3104 jeffw@glamis.com

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